Filed by SBC Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: AT&T Corp.

Commission File No.: 1-01105

Omni Plaza, Suite 900

30 South Pearl Street

Albany, New York 12207-3497

(518) 427-2650

Fax:  (518) 427-2666

Direct Dial:  (518) 427-2657

E-Mail:  agansberg@nixonpeabody.com

February 28, 2005

Via Hand Delivery

Hon. Jaclyn A. Brilling

Secretary

New York State Public Service Commission

Three Empire State Plaza

Albany, New York  12223-1350

Re:                             Case 05-C-        : Joint Petition of SBC Communications Inc.
and AT&T Corp. Together with its Certificated New York
Subsidiaries for Approval of Merger

Dear Secretary Brilling:

Enclosed for filing with the Commission are an original and ten copies of the Joint Petition of SBC Communications Inc. and AT&T Corp. and its Certificated New York Subsidiaries for Approval of Merger pursuant to Sections 99 and 100 of the Public Service Law.

With respect to parties other than Department of Public Service Staff, the Attorney General, the Consumer Protection Board, and the Public Utility Law Project, copies of the Joint Petition have been served, without the attached exhibits, by first class mail upon all parties listed on the attached service list.  The exhibits attached to the Joint Petition may be obtained by contacting the undersigned by telephone or e-mail.  Thank you for your cooperation.

Very truly yours,

/s/ Andrew Gansberg

Andrew Gansberg

AG:kp

Enclosures

2

STATE OF NEW YORK
PUBLIC SERVICE COMMISSION

Joint Petition of

SBC COMMUNICATIONS INC. and

AT&T CORP., TOGETHER WITH ITS CERTIFICATED                                          Case 05-C-

NEW YORK SUBSIDIARIES,

for Approval of Merger

JOINT PETITIONOF SBC COMMUNICATIONS INC., AT&T CORP. AND ITS CERTIFICATED NEW YORK SUBSIDIARIES FOR APPROVAL OF MERGER

FOR SBC COMMUNICATIONS INC.

Andrew Gansberg

Nixon Peabody LLP

30 South Pearl Street

Albany, NY  12207

(518) 427-2657 (Telephone)

(518) 427-2666 (Facsimile)

agansberg@nixonpeabody.com

Wayne Watts

Paul K. Mancini

Martin E. Grambow

Randall Johnson

SBC Communications Inc.

175 East Houston

San Antonio, Texas  78205-2233

(214) 464-3620 (Telephone)

(214) 464-5477 (Facsimile)

dj4905@sbc.com

Geoffrey M. Klineberg

Kellogg, Huber, Hansen, Todd,

Evans & Figel, PLLC

1615 M Street, N.W., Suite 400

Washington, D.C.  20036

(202) 326-7928 (Telephone)

(202) 326-7999 (Facsimile)

gklineberg@khhte.com

FOR AT&T CORP.

Mary E. Burgess

Senior Attorney
AT&T Corp.
111 Washington Ave., Suite 706

Albany, NY  12210

(518) 463-3148 (Telephone)

(518) 463-5943 (Facsimile)

meburgess@att.com

Benjamin R. Nagin
Sidley, Austin, Brown & Wood LLP
787 Seventh Avenue
New York, NY  10019
(212) 839-5911 (Telephone)

(212) 839-5599 (Facsimile)
bnagin@sidley.com

Dated:  February 28, 2005

STATE OF NEW YORK

PUBLIC SERVICE COMMISSION

Joint Petition of	)
)
SBC COMMUNICATIONS INC.	)
)
and	)	Case 05-C-
)
AT&T CORP., TOGETHER	)
WITH ITS CERTIFICATED	)
NEW YORK SUBSIDIARIES,	)
)
for Approval of Merger	)
)

JOINT PETITION

OF SBC COMMUNICATIONS INC., AT&T CORP. AND ITS CERTIFICATED

NEW YORK SUBSIDIARIES FOR APPROVAL OF MERGER

1.                                       SBC Communications Inc. (“SBC”), AT&T Corp. (“AT&T”), and the AT&T subsidiaries certificated to provide telecommunications services in the State of New York, the Joint Petitioners in this proceeding, hereby request approval of the New York Public Service Commission (“Commission”), pursuant to Sections 99 and 100 of the New York Public Service Law, of the merger of SBC and AT&T, in accordance with the Agreement and Plan of Merger (“Merger Agreement”) jointly executed by SBC and AT&T on January 30, 2005.* A copy of the Merger Agreement is attached hereto as Exhibit B.

2.                                       Following the merger, AT&T will become a wholly-owned, first-tier subsidiary of SBC.  The merger will be transparent and seamless for the customers of the operating subsidiaries of SBC and AT&T in New York.  Upon consummation of the merger, the Commission will retain the same regulatory authority over those AT&T subsidiaries that it

* Please see the investor disclosure statement attached as Exhibit A to this Joint Petition.

possesses today.  Those AT&T subsidiaries will be owned by the same entity, AT&T, that owns those subsidiaries today.  No transfer of assets or certificates of service authority will occur as part of this transaction.

3.                                       The merger of SBC and AT&T is in the public interest.  The merger will enhance the abilities of the operating subsidiaries to offer a broad array of existing and emerging telecommunications and information services by bringing together two telecommunications companies with complementary strengths and by capitalizing on the synergies related to the companies’ shared values of customer service, innovation, and reliability.

4.                                       The Joint Petitioners respectfully submit that the public interest will be served by prompt approval of the proposed merger.  The Joint Petitioners offer the following information in support of this Petition:

I.                                         THE PARTIES

A.                                    SBC Communications Inc. (“SBC”)

5.                                       SBC is a Delaware corporation with headquarters at 175 East Houston Street, San Antonio, Texas 78205-2233.  SBC is a holding company and does not directly provide any services in New York or elsewhere.  SBC’s subsidiaries provide voice, data, and Internet services for residential, business, and government customers, mostly in a 13-state region.  SBC serves 52.4 million access lines and has 5.1 million DSL lines in service.  SBC holds a 60 percent economic and 50 percent voting interest in Cingular Wireless, which serves 49.1 million wireless customers.  Through alliances with GSM-based providers, Cingular offers coverage in more than 170 countries worldwide.  SBC is also making a $4 billion investment to bring next-generation Internet Protocol-based (“IP-based”) services to 18 million households within 3 years.  More comprehensive information concerning SBC’s financial status, operations, management, and services is set forth in SBC’s most recent annual report.  See http://www.sbc.com/gen/investor-relations?pid=5465.(1)

B.                                    AT&T Corp. (“AT&T”)

6.                                       AT&T is a New York holding corporation with headquarters at One AT&T Way Bedminster, New Jersey 07921.  AT&T, through its subsidiaries, is authorized to provide domestic and international telecommunications services throughout the United States.  AT&T operates the world’s largest communications network and offers a global presence in more than 50 countries, national and global IP-based networks, an unmatched portfolio of data and IP services, hosting, security and professional services, technology leadership through its AT&T Labs, skilled networking capabilities, and a highly significant base of government and large business customers.  More comprehensive information concerning AT&T’s financial status,

(1) SBC also wholly owns four subsidiaries that are certificated to provide competitive interexchange and local exchange telecommunications services in New York.  The first, SBC Long Distance, Inc. f/k/a Southwestern Bell Communications Services, Inc. (“SBC Long Distance”), is a Delaware corporation headquartered at 5850 W. Las Positas Boulevard, Pleasanton, CA 94588.  SBC Long Distance is authorized to operate as a facilities-based provider and reseller of telephone service, with authority to provide local exchange service, pursuant to a Certificate of Public Convenience and Necessity granted by this Commission on August 18, 2004, in Case 04-C-0874.  (SBC Long Distance previously was certified to provide resold telephone services in New York in Case 96-C-0944 (Dec. 18, 1996), and to provide resold and facilities-based telephone services, in Case 04-C-0157 (Apr. 30, 2004)).

The second, SBC Telecom, Inc. (“SBC Telecom”), is a Delaware corporation headquartered at 1010 N. St. Mary’s Street, Room 13-K, San Antonio, TX 78215.  SBC Telecom is authorized as a facilities-based common carrier and reseller of telephone service, including local exchange services, pursuant to a Certificate of Public Convenience and Necessity granted by this Commission on August 4, 2000, in Case 00-C-0986.

This Commission has pending before it a joint application of SBC Telecom and SBC Long Distance for the consolidation of the New York operating authority of both entities into SBC Long Distance, LLC in Case 04-C-1717.  By letter dated January 19, 2005, this Commission has advised that the joint application of SBC Telecom and SBC Long Distance will be approved by operation of law on February 28, 2005.  The merger of SBC and AT&T will not affect the authorized consolidation in any fashion.

The third SBC subsidiary certificated in New York is SNET America, Inc. d/b/a SBC Long Distance East (“SBC Long Distance East”), a Connecticut corporation headquartered at 310 Orange Street, New Haven, CT 06510.  SBC Long Distance East is a wholly-owned subsidiary of Southern New England Telecommunications Corporation, which is, in turn, a wholly-owned subsidiary of SBC.  SBC Long Distance East is authorized as a reseller of telecommunications services pursuant to a Certificate of Public Convenience and Necessity granted by this Commission on August 12, 1994, in Case 94-C-0311.

The fourth SBC subsidiary certificated in New York is SNET Diversified Group, Inc. (“SNET DG”).  SNET DG is a wholly-owned subsidiary of Southern New England Telecommunications Corporation, which is, in turn, a wholly-owned subsidiary of SBC.  SNET DG received a Certificate of Public Convenience and Necessity to operate as a facilities-based common carrier and reseller of telephone services on May 9, 2001, in Case 01-C-0571.

operations, management, and services is set forth in AT&T’s most recent annual report.  See http://www.att.com/ir/sec/.

C.                                    AT&T Subsidiaries

7.                                       AT&T Communications of New York, Inc. (“AT&T-NY”) is a New York corporation headquartered at One AT&T Way, Bedminster, NJ 07921.  AT&T-NY is a wholly-owned subsidiary of AT&T and is authorized to provide full, statewide services on an intraLATA, intracity basis, pursuant to a Certificate of Public Convenience and Necessity granted by this Commission on June 26, 1991, in Case 90-C-0262.

8.                                       Teleport Communications Group Inc. (“TCG”) is a Delaware corporation headquartered at One AT&T Way, Bedminster, NJ 07921, and is a wholly-owned subsidiary of AT&T.  TCG is a holding company which holds all the stock of TC Systems, Inc. and all of the interests of Teleport Communications New York, Inc., a New York partnership.  TCG is authorized to provide intracity switched services in its shared tenant service offerings pursuant to a Certificate of Public Convenience and Necessity granted by this Commission in Case 91-C-0590 on October 18, 1991.

9.                                       TC Systems, Inc. (“TC Systems”) is a Delaware corporation headquartered at One AT&T Way, Bedminster, NJ 07921.  TC Systems is a wholly-owned subsidiary of Teleport Communications Group Inc., which in turn is a wholly-owned subsidiary of AT&T.  TC Systems is authorized to provide all forms of telephone service on an intraLATA, intracity basis, pursuant to a Certificate of Public Convenience and Necessity granted by this Commission in Case 91-C-0702 on March 17, 1992, and all forms of telephone services as a reseller via landline telephone company or other common carrier facilities, pursuant to a Certificate of Public Convenience and Necessity issued by this Commission in Case 90-C-0220 on May 25, 1990.

10.                                 Teleport Communications New York, Inc. (“Teleport Communications NY”) is a New York partnership headquartered at One AT&T Way, Bedminster, NJ 07921.  Teleport Communications NY is a wholly-owned subsidiary of Teleport Communications Group Inc., which in turn is a wholly-owned subsidiary of AT&T.  Teleport Communications NY is authorized to provide inter-tenant calling capabilities at the teleport on Staten Island, pursuant to a Certificate of Public Convenience and Necessity granted by this Commission in Case 29361 on January 14, 1987; to resell telephone services and to provide shared tenant service, pursuant to a Certificate of Public Convenience and Necessity granted by this Commission in Case 28891 on June 17, 1986; and to provide interLATA and intraLATA intracity private line services, pursuant to a Certificate of Public Convenience and Necessity granted by this Commission in Case 28891 on January 7, 1985.

11.                                 ACC Corp. (“ACC”) is a Delaware corporation headquartered at One AT&T Way, Bedminster, NJ 07921.  ACC is a wholly-owned subsidiary of AT&T and owns all of the stock of ACC Long Distance, which was authorized to provide resold interexchange telecommunications services pursuant to a Certificate of Public Convenience and Necessity granted by the Commission in Case 29450 on January 6, 1987.  By Order issued January 23, 1998 in Case 97-C-2166, the Commission granted the joint petition of Teleport Communications Group and ACC Corp. seeking approval of a transaction whereby TCG would directly acquire control of ACC Corp. through the purchase of all shares of ACC stock and the transfer of acquired assets.  ACC adopted the tariff of ACC National Telecom Corp. on October 22, 2004.

D.                                    Designated Contacts

SBC Contacts

Andrew Gansberg

Nixon Peabody LLP

30 South Pearl Street

Albany, NY  12207

(518) 427-2657 (Telephone)

(518) 427-2666 (Facsimile)

agansberg@nixonpeabody.com

Wayne Watts

Paul K. Mancini

Martin E. Grambow

Randall Johnson

SBC Communications Inc.

175 East Houston Street

San Antonio, Texas  78205-2233

(214) 464-3620 (Telephone)

(214) 464-5477 (Facsimile)

dj4905@sbc.com

Geoffrey M. Klineberg

Kellogg, Huber, Hansen, Todd,

Evans & Figel, PLLC

1615 M Street, N.W., Suite 400

Washington, D.C.  20036

(202) 326-7928 (Telephone)

(202) 326-7999 (Facsimile)

gklineberg@khhte.com

AT&T Contacts

Mary E. Burgess

Senior Attorney
AT&T Corp.
111 Washington Ave., Suite 706

Albany, NY  12210

(518) 463-3148 (Telephone)

(518) 463-5943 (Facsimile)

meburgess@att.com

Benjamin R. Nagin
Sidley Austin Brown & Wood LLP
787 Seventh Avenue
New York, NY  10019
(212) 839-5911 (Telephone)
(212) 839-5599 (Facsimile)

bnagin@sidley.com

II.                                     REQUEST FOR APPROVAL OF SBC’S ACQUISITION OF AT&T

A.                                    The Planned Merger

12.                                 The Merger Agreement provides that AT&T will become a first-tier subsidiary of SBC.  At the time of the merger, shareholders of AT&T will exchange their stock for SBC stock.  There will be no change in the ownership structure of any SBC-affiliated entity subject to the Commission’s regulatory authority.  Likewise, the transaction will result in no change in the ownership of any AT&T subsidiary certificated in New York.

13.                                 In connection with the merger, AT&T shareholders will receive 0.77942 shares of SBC stock for each share of AT&T stock they own, as well as a one-time cash dividend from AT&T of $1.30 per AT&T share.  SBC shareholders will continue to own SBC stock and otherwise will not be affected by the transaction.  Shareholders of AT&T will receive total consideration currently valued at $19.71 per share, or approximately $16 billion.  Upon completion of the transaction, former AT&T shareholders will hold approximately 16% of SBC’s outstanding shares.

14.                                 The merger will not impede the Commission’s ability to regulate and effectively audit the intrastate operations of SBC Long Distance, SBC Telecom, SBC Long Distance East, SNET DG, AT&T- NY, TCG, TC Systems, Teleport Communications NY, ACC, and any other entities certificated by this Commission that are under the direct or indirect control of AT&T.  All of these entities will continue to operate and hold all of the state certificates that they currently hold.   There will be no transfer of assets of those certificated entities in connection with the merger.

B.                                    Statutory Authority

15.                                 The Joint Petitioners request the Commission’s approval pursuant to Section 100 of the New York Public Service Law, which provides that no telephone corporation may “purchase or acquire, take or hold any part of the capital stock of any telegraph corporation or telephone corporation organized or existing under the laws of this state unless authorized to do so by the commission.”  Section 100 also requires that any stock corporation, other than a telephone corporation, gain consent of the Commission prior to purchasing or acquiring more than ten percent of the voting capital stock issued by a telephone company organized or existing under New York law.

16.                                 Section 99 of the New York Public Service Law requires written Commission approval before a telephone corporation can transfer or lease its works or system or any part thereof to another person or corporation, and Section 108 requires Commission approval before a certificate of merger can be delivered to the Department of State for filing.

17.                                 The Commission has stated that Section 99(2) provides no specific standard, so it only needs a rational basis for approving a merger.  Proceeding on Motion of the Commission as to the Joint Petition of New York Telephone Company, NYNEX Corporation and Bell Atlantic Corporation, 1997 WL 314725, at *10 (N.Y. P.S.C. 1997) (approving merger of a subsidiary of Bell Atlantic with and into NYNEX, which survived the merger as a wholly-owned subsidiary of Bell Atlantic).  Under Section 100, the standard for approval is whether the “acquisition is in the public interest,” and an important factor is the impact the acquisition will have on competition.  Both of these issues are addressed below.

III.                                 THE MERGER WILL SERVE THE PUBLIC INTEREST

A.                                    General Benefits of the Proposed Merger

18.                                 The Joint Petitioners respectfully submit that the merger of SBC and AT&T will clearly and demonstrably serve the public interest.  It responds to major technological and marketplace changes and promotes facilities-based competition in all communications services markets by bringing together two companies with complementary strengths, product sets, and customer bases.  Together, SBC and AT&T will be positioned for success in a rapidly changing industry, making the transition from legacy technologies to advanced, next generation Internet Protocol networks and services.  The combined business organization will be stronger, more effective, more efficient, and more innovative; it will, therefore, be better able to meet the needs and demands of its customers – enterprise, small and medium-sized business, government and mass market.

19.                                 As a result of the merger, AT&T’s robust global network will be enhanced and U.S. ownership preserved.  AT&T’s facilities are an important part of the nation’s communications infrastructure, and AT&T also owns the leading global network.  The transaction will enable the combined organization to accelerate the capital investment in AT&T’s facilities necessary to keep pace with technology and market developments.  Once the merger is consummated, the combined organization will be well positioned to make capital expenditures that will upgrade and expand the existing networks, and those expenditures will be more efficiently made given the anticipated increase in capacity utilization and efficiency of traffic flows.

20.                                 SBC expects capital spending totaling approximately $2 billion (before synergies) over the first several years after closing, which is considerably higher than the total amount that AT&T and SBC would likely spend absent the merger.  In the words of one analyst, “[t]he backing of SBC significantly strengthens AT&T’s future outlook and should make customers feel more comfortable about the future investment in and quality of the network.”  S. Flannery, et al.,  Morgan Stanley, Patience Required on the Path Less Traveled at 3 (Feb. 3, 2005).

21.                                 The merger will strengthen national security.  AT&T in particular is a significant provider of telecommunications and information services to government customers, including not only New York State, but also the White House, the Department of Homeland Security, the Department of State, the Department of Defense, and numerous other state governments and university systems.  This transaction will result in a robust, U.S.-owned carrier with the financial resources and technical expertise necessary, not only to continue to provide those services, but also to improve them through even greater investment in innovation that produces cost savings, more reliable services, and more robust capabilities to meet future needs.

22.                                 The merger will increase innovation, which will make existing services more efficient, lead to the more rapid introduction of those services to customers who might otherwise wait years for them, and prompt the development of new services that would otherwise not exist.  The combined organization will have greater incentives and ability to invest in research and development and to make available the fruits of those efforts to all customers.  As a result, residential and small business customers ultimately should enjoy capabilities that once were available only to the largest business and government customers.  And once the SBC and AT&T networks are combined as part of one organization, transport will be more efficient, reliability will increase, and the quality of service will be higher.  Thus, all customers in New York will be able to benefit from these anticipated merger synergies.

B.                                    Impact on Competition

23.                                 In the wake of the merger, robust competition for business customers is assured not only by the number of competitors, but also by the diversity of those competitors, the high fixed cost and relatively low marginal cost of operating telecommunications networks and facilities, the characteristics of customers and the bid processes they employ, and the rapid pace of technological change.  Indeed, the combination of the financial resources, managerial skills, and experience of SBC and AT&T will accelerate competition in local markets by creating a business combination with the capital marketing abilities, managerial expertise, and technologically advanced networks necessary to more vigorously compete in those markets.  The combined SBC/AT&T organization will be a robust competitor to the numerous other providers that stand ready, willing, and able to provide services to business customers.  The combined organization will be better positioned than either SBC or AT&T standing alone to compete vigorously and effectively with existing providers of telecommunications services to medium and large businesses – IXCs, systems integrators, equipment vendors and resellers, network providers, foreign entrants, CLECs, wireless providers, cable companies, and incumbent LECs – across the full range of current and emerging products.

24.                                 The merger’s effect on competition is, by definition, limited by virtue of the fact that, as separate entities, SBC and AT&T typically sell business services to different sets of customers.  SBC’s strength is in the sale of services to small and medium-sized businesses with a high percentage of their facilities in SBC’s 13 in-region states, while AT&T’s strength is the sale of services nationwide and globally to large, multi-location businesses.  When combined, these complementary product strengths will lead to more robust competition, with virtually no elimination of meaningful horizontal, head-to-head competition.

25.                                 The merger will not diminish competition for mass market customers.  AT&T made an irreversible pre-merger decision to discontinue actively marketing local and long distance service to residential and small business customers.  AT&T has already dismantled infrastructure required to recruit new mass market customers by dismissing marketing personnel, terminating vendor contracts and shutting outbound telemarketing centers.  At the same time, competition for mass-market customers is increasingly coming from cable operators, VoIP providers, and wireless carriers, in addition to traditional competitors such as ILECs and CLECs.  “[C]able-VoIP” alone is expected to “take upwards of 20% market share of primary residential access lines,”(2) and VoIP generally is anticipated to be a “major driver of access line loss” for incumbent carriers, as well as “price cuts” for consumers across-the-board. (3)

26.                                 According to the FCC’s December 2004 Local Competition Report on wireline/wireless competition, the 30 CLECs in New York reporting information as of June 30,

(2) F. Governali, et al., Goldman Sachs, Neutral Views Retained for North American Telcos at 3 (Jan. 12, 2005).

(3) S. Flannery, et al., Morgan Stanley, Skating on Thin Ice:  Lowering Industry View to Cautious at 4 (Jan. 19, 2005).

2004, served almost 3.7 million end-user switched access lines in New York, or 30% of all access lines in New York.  See FCC, Local Telephone Competition:  Status as of June 30, 2004 at Tables 7, 10, 12 (Dec. 2004) (“FCC Local Competition Report”).  This is an increase from about 1.2 million lines in 1999.  See id. at Table 8.  According to the same FCC report, as of June 30, 2004, at least eleven wireless carriers provided service to a total of more than 9.9 million subscribers, an increase of more than 12 percent from just the year before.  See id. at Table 13.  The combined organization of SBC and AT&T will be one among many engaged in vigorous competition in New York, which will occur not only because of the number of competitors, but also because of the diversity of those competitors, the high fixed cost and relatively low marginal cost of operating telecommunications networks and facilities, the characteristics of customers and the bid processes they employ, and the rapid pace of technological change.

27.                                 In the wake of the merger, broadband will likewise continue to play a key role in increasing competitive choice.  According to the FCC’s December 2004 report on High-Speed Services for Internet Access, as of June 30, 2004, 35 companies reported providing almost 2.5 million high-speed lines to New York residents, including asymmetric digital subscriber lines (“ADSL”) and coaxial cable lines, an increase from just 187,000 lines in 1999.  See FCC, High-Speed Services for Internet Access:  Status as of June 30, 2004 at Tables 6-8 (Dec. 2004).  Cable modem providers, such as Time Warner and Cablevision, currently dominate the provision of high-speed lines in New York with over 70 percent of the market.  See id. at Table 7.  Thus, in light of AT&T’s current position in the mass market and the existence of a large and growing number of other market players competing in that market, the merger will not harm consumers.

C.                                    Quality of Service and Rates

28.                                 The proposed merger will not adversely affect the availability and quality of the service currently offered by AT&T and its affiliates regulated by this Commission. (4). All of those certificated entities will continue to exist in their current forms upon consummation of the merger.  The merger will not affect the rates, terms, or conditions of service provided by any of those certificated entities to their current customers.  The introduction of SBC as the ultimate corporate parent will not adversely affect the provision of services by AT&T’s certificated New York subsidiaries.  SBC possesses the financial wherewithal, operational experience, and management prowess to effectively manage the New York operations and services of these entities.

29.                                 The merger also will ultimately improve the quality and variety of communications services offered to the citizens of New York.  The combined organization of SBC and AT&T will be able to offer new technologies to the consumer and corporate markets more rapidly, to provide businesses with customized, sophisticated, and integrated national and global telecommunications systems, and to create network efficiencies.  The combined organization will be able to draw upon the expertise, capabilities, and talents of its combined personnel, employing the best practices learned by each of the previously separate AT&T and SBC organizations and improving the quality and breadth of the services offered.  In particular, it is anticipated that many of the technological innovations of AT&T Labs, which most recently have been implemented for the benefit of AT&T’s predominately high-end, large enterprise customers, will have broader application to the small and medium business and mass market customers that will be served by the combined organization.  These include (a) IP-based video

(4) To the extent there are certificated entities other than those specifically mentioned by name in this Petition, the Joint Petitioners respectfully request the Commission’s approval with respect to those entities as well.

services, (b) speech and text technologies for visually, hearing, and speech-impaired customers, (c) fraud reduction and security services, (d) e-commerce capabilities, and (e) service provisioning and repair systems.  And the increased expenditures of the combined organization in the form of capital expenditures will accelerate the pace at which these new and improved services are deployed.

30.                                 SBC and AT&T anticipate that the combined company will be better able to compete using VoIP than either company standing alone.  Prior to its decision to cease actively marketing mass market land-line voice service, AT&T had developed a VoIP service, known as “AT&T CallVantage Service.”  By joining together AT&T’s VoIP platform and SBC’s traditional consumer focus and financial resources behind VoIP, the merger will permit the combined company to deploy VoIP to both business and mass market customers more aggressively and effectively, both in and out of SBC’s region.

D.                                    The Financial Strength of the Resulting Organization

31.                                 The merger will create an organization that will enjoy enhanced financial health and vigor, which will affirmatively benefit the public.  Recent years have proven difficult for the telecommunications industry, and reduced revenues and diminished market capitalizations are expected in the future.  The synergies created by this merger will strengthen the combined organization through reduced costs, increased productivity, and augmented revenues.  And the positive impact on AT&T’s ability to raise necessary capital and maintain a reasonable capital structure, as noted above, will benefit all of its subsidiaries, including those currently operating in New York.

E.                                      Employment Outlook

32.                                 The merger of SBC and AT&T will create a stronger job outlook for the combined organization.  As a result of the recent financial downturn in the telecommunications industry, significant numbers of jobs have been lost.  Neither SBC nor AT&T has been immune.

33.                                 The merger, however, will position the combined organization for growth, which in time will produce jobs.  By creating a new combination that is stronger than the sum of its parts, the merger of SBC and AT&T will allow development of new technologies and improvement of existing services.  Furthermore, the workforce-related benefits of this merger extend beyond the combined organization’s employment needs.  A strong combined SBC and AT&T will be able to deliver the advanced networks and services required by American businesses to succeed, which in turn creates more jobs in the economy at large.

34.                                 Both of the unions representing SBC and AT&T workers – the Communications Workers of America (“CWA”) and the International Brotherhood of Electrical Workers (“IBEW”) – have expressed their support of the merger.  As Morton Bahr, the President of the CWA, stated on January 31, 2005, “[w]ith the assurance that in this merger, the companies are committed to growing the business, providing quality and universal customer services, and to creating well-paying jobs for American communities, CWA will support the proposed acquisition and urge regulators to give it their approval.”   Statement of CWA President Morton Bahr, January 31, 2005, attached hereto as Exhibit C.  The IBEW similarly expressed its support for the merger: “The IBEW is encouraged by the purchase of AT&T by SBC. We have long maintained that our primary goal for the modern telecommunications industry is the promotion of growth and job opportunities that benefit workers, companies, consumers and communities alike. The joining of forces by two major players in the industry could be a major step toward this goal.”  Statement of IBEW President Edwin D. Hill, January 31, 2005, attached hereto as Exhibit D.

F.                                      The Authority of This Commission to Regulate Rates and Service

35.                                 The approval of this merger will not impair, compromise, or in any material way alter the Commission’s authority to regulate the AT&T and SBC subsidiaries currently operating in New York pursuant to this Commission’s certifications.  Upon completion of the merger, the Commission will retain full authority over the rates, services, and responsibilities of those certificated entities in accordance with applicable law to the same extent that it does today.

G.                                    Related Governmental Filings

36.                                 In addition to filings with this Commission, SBC and AT&T are taking steps to satisfy the requirements of other governmental entities with respect to the merger, including the Federal Communications Commission and the U.S. Department of Justice, each of which will undertake a detailed review of the merger.  Moreover, not only will this merger be reviewed by a number of state commissions, but also by various international regulatory entities in countries where SBC and AT&T hold direct or indirect investments in telecommunications companies.

IV.                                VERIFICATION

37.                                 This Petition is signed and verified by the petitioners pursuant to 16 NYCRR 31.1.

V.                                    CONCLUSION

38.                                 Wherefore, SBC, AT&T, and all AT&T subsidiaries certificated to provide telecommunications services in the State of New York respectfully request that the Commission grant this Joint Petition pursuant to Sections 99 and 100 of the New York Public Service Law, approve the merger of SBC and AT&T, and provide such other relief as is deemed necessary and appropriate to effectuate the Merger Agreement.

Respectfully submitted,

FOR SBC COMMUNICATIONS INC.	FOR AT&T CORP.

/s/ Andrew Gansberg	/s/ Mary E. Burgess
Andrew Gansberg	Mary E. Burgess
Nixon Peabody LLP	Senior Attorney
30 South Pearl Street	AT&T Corp.
Albany, NY 12207	111 Washington Ave., Suite 706
(518) 427-2657 (Telephone)	Albany, NY 12210
(518) 427-2666 (Facsimile)	(518) 463-3148 (Telephone)
agansberg@nixonpeabody.com	(518) 463-5943 (Facsimile)
meburgess@att.com
Wayne Watts
Paul K. Mancini	Benjamin R. Nagin
Martin E. Grambow	Sidley Austin Brown & Wood LLP
Randall Johnson	787 Seventh Avenue
SBC Communications Inc.	New York, NY 10019
175 East Houston Street	(212) 839-5911 (Telephone)
San Antonio, Texas 78205-2233	(212) 839-5599 (Facsimile)
(214) 464-3620 (Telephone)	bnagin@sidley.com
(214) 464-5477 (Facsimile)
dj4905@sbc.com

Geoffrey M. Klineberg
Kellogg, Huber, Hansen, Todd,
Evans & Figel, PLLC
1615 M Street, N.W., Suite 400
Washington, D.C. 20036
(202) 326-7928 (Telephone)
(202) 326-7999 (Facsimile)
gklineberg@khhte.com

BEFORE THE NEW YORK STATE
PUBLIC SERVICE COMMISSION

Joint Petition of	)
)
SBC COMMUNICATIONS INC.	)
)
And	)	Case No.
)
AT&T CORP., TOGETHER	)
WITH ITS CERTIFICATED	)
NEW YORK SUBSIDIARIES,	)
)
for Approval of Merger	)
)

VERIFICATION OF SBC COMMUNICATIONS INC.

Rick L. Moore, being duly sworn, deposes and says:

1.                                     I am Managing Director-Corporate Development of SBC Communications Inc. and am authorized to make this Verification on behalf of SBC Communications Inc.

2.                                     I have read the contents of the foregoing Joint Petition and hereby verify that the statements therein contained, insofar as they relate to SBC Communications Inc., are true and accurate to the best of my knowledge and belief.

/s/ Rick L. Moore
Rick L. Moore
Managing Director-Corporate Development SBC Communications Inc.

Sworn to and subscribed before me this 25th day of February, 2005

/s/ Lisa K. Fox
Notary Public

BEFORE THE NEW YORK STATE
PUBLIC SERVICE COMMISSION

Joint Petition of	)
)
SBC COMMUNICATIONS INC.	)
)
And	)	Case No.
)
AT&T CORP., TOGETHER	)
WITH ITS CERTIFICATED	)
NEW YORK SUBSIDIARIES,	)
)
for Approval of Merger	)
)

VERIFICATION OF AT&T CORP.

David P. Condit, being duly sworn, deposes and says:

1.                                     I am Vice President of AT&T Corp. and am authorized to make this Verification on behalf of AT&T Corp.

2.                                     I have read the contents of the foregoing Joint Petition and hereby verify that the statements therein contained, insofar as they relate to AT&T Corp., are true and accurate to the best of my knowledge and belief.

/s/ David P. Condit
David P. Condit
Vice President Law and
Government Affairs
AT&T Corp.

Sworn to and subscribed before me this 23rd day of February, 2005

/s/ Deborah A. Stewart
Notary Public

STATE OF NEW YORK

PUBLIC SERVICE COMMISSION

Joint Petition of	)
)
SBC COMMUNICATIONS INC.	)
)
And	)	Case 05-C-
)
AT&T CORP., TOGETHER	)
WITH ITS CERTIFICATED	)
NEW YORK SUBSIDIARIES,	)
)
for Approval of Merger	)
)

LIST OF EXHIBITS

Exhibit A -                                        Disclosure Statement

Exhibit B -                                          Merger Agreement (Jan. 30, 2005)

Exhibit C -                                          Statement of CWA President Morton Bahr (Jan. 31, 2005)

Exhibit D -                                         Statement of IBEW President Edwin D. Hill (Jan. 31, 2005)

EXHIBIT A

In connection with the proposed transaction, SBC intends to file a registration statement, including a proxy statement of AT&T Corp., and other materials with the Securities and  Exchange Commission (the “SEC”). Investors are urged to read the registration statement  and other materials when they are available because they contain important information. Investors will be able to obtain free copies of the registration statement and proxy statement, when they become available, as well as other filings containing information about SBC and AT&T Corp., without charge, at the SEC’s Internet site (www.sec.gov). These documents may also be obtained for free from SBC’s Investor Relations web site (www.sbc.com/investor_relations) or by directing a request to SBC Communications Inc., Stockholder Services, 175 E. Houston, San Antonio, Texas 78205. Free copies of AT&T Corp.’s filings may be accessed and downloaded for free at the AT&T Investor Relations Web Site (www.att.com/ir/sec) or by directing a request to AT&T Corp., Investor Relations, One AT&T Way, Bedminster, New Jersey 07921.

SBC, AT&T Corp. and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from AT&T shareholders in respect of the proposed transaction. Information regarding SBC’s directors and executive officers is available in SBC’s proxy statement for its 2004 annual meeting of stockholders, dated March 11, 2004, and information regarding AT&T Corp.’s directors and executive officers is available in AT&T Corp.’s proxy statement for its 2004 annual meeting of shareholders, dated March 25, 2004. Additional information regarding the interests of such potential participants will be included in the registration and proxy statement and the other relevant documents filed with the SEC when they become available.

Cautionary Language Concerning Forward-Looking Statements

Certain matters discussed in this statement, including the appendices attached, are forward-looking statements that involve risks and uncertainties. Forward-looking statements include, without limitation, the information concerning possible or assumed future revenues and results of operations of SBC and AT&T, projected benefits of the proposed SBC/AT&T merger and possible or assumed developments in the telecommunications industry. Readers are cautioned that the following important factors, in addition to those discussed in this statement and elsewhere in the proxy statement/prospectus to be filed by SBC with the Securities and Exchange Commission, and in the documents incorporated by reference in such proxy statement/prospectus, could affect the future results of SBC and AT&T or the prospects for the merger: (1) the ability to obtain governmental approvals of the merger on the proposed terms and schedule; (2) the failure of AT&T shareholders to approve the merger; (3) the risks that the businesses of SBC and AT&T will not be integrated successfully; (4) the risks that the cost savings and any other synergies from the merger may not be fully realized or may take longer to realize than expected; (5) disruption from the merger making it more difficult to maintain relationships with customers, employees or suppliers; (6) competition and its effect on pricing, costs, spending, third-party relationships and revenues; (7) the risk that Cingular LLC could fail to achieve, in the amount and within the timeframe expected, the synergies and other benefits expected from its acquisition of AT&T Wireless; (8) final outcomes of various state and federal regulatory proceedings and changes in existing state, federal or foreign laws and regulations and/or enactment of additional regulatory laws and regulations; (9) risks inherent in international operations, including exposure to fluctuations in foreign currency exchange rates and political risk; (10) the impact of new technologies; (11) changes in general economic and market conditions; and (12) changes in the regulatory environment in which SBC and AT&T operate.

The cites to webpages in this document are for information only and are not intended to be active links or to incorporate herein any information on the websites, except the specific information for which the webpages have been cited.

EXHIBIT B

[AGREEMENT AND PLAN OF MERGER]

EXHIBIT C

Communications Workers of America

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CWA	The Union for the Information Age

Communications Workers of America	AFL-CIO, CLC

Press Releases

NEWS RELEASE For Immediate Release 1/31/2005	For More Information: Jeff Miller or Candice Johnson CWA Communications, 202-434-1168

Statement by the Communications Workers of America on SBC’s Proposed Purchase of AT&T

President Morton Bahr of the Communications Workers of America issued the following statement on SBC’s purchase of AT&T. CWA represents 15,000 employees at AT&T and 95,000 at SBC.

SBC’s purchase of AT&T makes good business sense, and it could be good news for customers and employees as well as shareholders of both companies. Such a merger creates a strong U.S. competitor in the global telecom marketplace with the resources to substantially advance the rollout of high-speed broadband and other services and drive economic growth and job expansion.

CWA’s concern is for the employment security and career opportunity of the employees we represent. In recent years, AT&T has been contracting its business and shedding jobs. With the integration of its operations into SBC, there is now the opportunity for a new strategy that instead focuses on dynamic growth and creation of new services and technologies.

We look forward to discussing the companies’ plans in more detail as we talk with SBC and AT&T executives in the coming days and weeks.

With the assurance that in this merger, the companies are committed to growing the business, providing quality and universal customer services, and to creating well-paying jobs for American communities, CWA will support the proposed acquisition and urge regulators to give it their approval.

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EXHIBIT D

For Immediate Release	Contact: Jim Spellane
January 31, 2005	202 728-6014

Statement of the International Brotherhood of Electrical
Workers On SBC Purchase of AT&T

(Washington, DC) – International President Edwin D. Hill of the International Brotherhood of Electrical Workers (IBEW) issued the following statement on the purchase by SBC of AT&T. The IBEW currently represents 12,500 workers at SBC and 900 at AT&T.

“The IBEW is encouraged by the purchase of AT&T by SBC. We have long maintained that our primary goal for the modern telecommunications industry is the promotion of growth and job opportunities that benefit workers, companies, consumers and communities alike. The joining of forces by two major players in the industry could be a major step toward this goal.

“As the telecom market becomes increasingly global in nature, it is imperative that U.S. companies have the ability to compete with anyone. The combined expertise and resources of SBC and AT&T create a company with significant strength in all facets of the industry and that is positioned to become a force in emerging technologies that are in increasing demand.

“We pledge to work with management of SBC and AT&T to ensure that this move will bring about a new era of progress for all concerned.”

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